Exhibit 99.1

POPLAR GROVE OPERATIONS UPDATE

•	Paringa has received regulatory approval for an extended cut plan for the first mining unit (“Unit 1”) at Poplar Grove

•	The extended cut plan enables the Unit 1 continuous miners (“CMs”) to increase the depth of each cut into the coal seam from a maximum of 20 ft to a maximum of 40 ft

•	This is a key milestone in achieving planned steady state productivity rates of approximately 560 ft/shift for each mining Unit

•	The extended cut plan has resulted in an immediate increase in Unit 1 mining productivity, with record productivity of 644 ft/shift achieved in a single shift shortly after approval was granted

•	Paringa has also been granted approval for extended haul weights on the road between the CHPP and Ainsworth Dock, allowing payloads to double and reducing trucking costs

•	Mining in Unit 2 has encountered a pre-determined geological fault in the #1 North Sub-main of the mine

•	Unit 2 will complete mining in the #1 North Sub-main over the coming weeks and will be relocated to the #1 South Main

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to provide an update on activities at the Poplar Grove mine in western Kentucky.

Underground mining operations

An extended cut plan for Unit 1 at Poplar Grove has been approved, enabling the CMs to increase the depth of each cut into the coal seam from 20 ft to 40 ft. The first shift of mining with the extended cuts highlighted an immediate increase in mining productivity, with Unit 1 running at 517 ft for the shift. A new single shift mining record, which previously stood at 408 ft., was set shortly following the extended cut approval, with Unit 1 running 644 ft. in a shift.

Figure 1: CM at Poplar Grove making a ~20 ft cut into the Western Kentucky No.9 coal seam

The Unit 1 mining operation was subject to various regulatory tests in order to receive the extended cut plan approval, including assessment of the safety of the Company’s roof bolting practices and respirable dust generation during mining.

The extended cut plan allows the CMs and roof bolters to spend significantly more time mining and bolting in the coal seam, and less time moving between mining faces. This is a key milestone in progressing towards planned steady state productivity rates of approximately 560 ft/shift for each mining Unit.

Testing activities for the Unit 2 extended cut plan have commenced, and the recent Unit 1 approval bodes well for a timely Unit 2 approval.

Figure 2: Roof bolting activities at Poplar Grove in a ~20 ft cut of the Western Kentucky No.9 coal seam

Mining in Unit 2 has encountered a pre-determined geological fault in the #1 North Submain of the mine, marginally earlier than core drilling and mapping predicted. Unit 2 will complete mining in the #1 North Sub-main over the coming weeks and will be relocated to the #1 South Main over an estimated 5 day period.

The occurrence and location of geological faults in the region are well mapped and understood, and are factored into the Poplar Grove life of mine plan.

The Company remains on target to achieve steady state productivity rates of 560 ft/shift for each of the Unit 1 & Unit 2 operations before year end 2019, equating to the production of 1.8 Mtpa saleable product on an annualized run-rate basis.

Surface operations & coal sales

Operations at the coal handling and processing plant (“CHPP”) continue to ramp up well, and plant yields are expected to continue to increase as underground out of seam dilution declines with the continued ramp up. The temporary raw coal stacker put in place after the severe storm during the week of June 24 is scheduled to be replaced with a permanent stacker in the coming weeks. A replacement stacker has been fabricated and is on site ready for installation.

Approval for extended truck weights for the transport of coal between the Poplar Grove Plant and the Ainsworth Dock was recently approved, allowing truck payloads to double.  This change will result in reduced truck traffic on state-maintained highways and a lower transportation cost for the Company.

Figure 3: Poplar Grove coal loaded on the Green River, ready to be barged by Paringa’s customers

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

ABOUT PARINGA RESOURCES

Paringa Resources Limited operates the low cost, high quality Poplar Grove Mine, part of the Buck Creek Complex located in the Illinois Coal Basin in western Kentucky.

The Buck Creek Complex includes two thermal coal mines: (1) the operating Poplar Grove Mine with production capacity ramping up to 2.8 Mtpa; and (2) the permitted Cypress Mine with planned production capacity of 3.8 Mtpa. Construction of the Poplar Grove Mine has been completed and production ramp-up is underway, with full production capacity targeted in 2020. The Company also has plans to develop the Cypress Mine.

Western Kentucky is one of the world’s best mining jurisdictions due to its access to low cost power, utilities, transportation and a non-union labor pool. Mining conditions at Poplar Grove are similar to those in neighboring mines, which rank as some of the world’s most productive room-and-pillar operations.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated June 13, 2019 entitled ‘Company Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.